June 27, 2006

VIA EDGAR

Mr. Don A. Walker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 4561

Re:	Fifth Third Bancorp
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 000-08076

Ladies and Gentlemen:

We have received and reviewed your correspondence dated June 6, 2006 related to the Form 10-K for Fiscal Year Ended December 31, 2005 (the “Form 10-K” or the “filing”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”) filing denoted above. In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 8: Derivatives, page 68

1.	We note your responses to prior comments 1 and 2. Please tell us if your analyses of materiality are based upon the assumption that the long haul method had been applied from inception or the assumption that no hedge accounting (i.e. gains and losses are recognized currently in earnings) had been applied from inception. We believe that in the absence of documentation of the application of the long haul method to assess effectiveness at the inception of a relationship, you should consider the assumption of “no hedge accounting” for purposes of assessing the materiality of these errors. If not previously provided, please provide us your analysis of materiality under the assumption that no hedge accounting was applied from inception of the hedging relationships.

All materiality analyses previously provided by Fifth Third to the staff were based upon the assumption that no hedge accounting was applied from inception of the hedging relationship.

2.	We note your response to prior comment 1 and your intention to modify prospectively your hedging strategy. Please tell us how this is consistent with the requirement of paragraph 20(a) of SFAS 133, which specifically requires formal documentation of the basis for how you intend to measure the effectiveness of the hedging relationship at the inception of the relationship.

Fifth Third advises the staff that the forward contract instruments utilized in its hedging strategy for residential mortgage loans held-for-sale are short-term in nature (generally less than 90 days to maturity). Accordingly, Fifth Third will modify prospectively the application of its hedging strategy, including the effectiveness documentation at inception, for its new hedging instruments entered into as part of its hedging strategy for residential mortgage loans held-for-sale in order to conform to SFAS No. 133 and will utilize the long haul method. All pre-existing hedging instruments utilized in this hedging strategy were de-designated effective in the second quarter.

3.	We note your response to prior comment 2 and your intention to re-designate this strategy applying the long haul method of assessing effectiveness. In regards to your accounting treatment to be applied, please provide us the following information:

•	How this strategy is consistent with the guidance of paragraph 25 of SFAS 133, which allows an entity to elect to designate prospectively a new hedging relationship with a different hedged item or hedged transaction, in the event that an entity removes the designation of the fair value hedge from an existing hedge;

•	The dates on which you de-designated and re-designated; and

•	The fair value of the hedge instruments and how you have addressed these fair values in determining that this strategy would be effective prospectively.

Fifth Third advises the staff of its belief that the re-designation of the hedging strategy related to its trust preferred securities is consistent with the guidance included in paragraph 62 of SFAS 133 as well as DIG Issue No. E9 Hedging – General: Is Changing the Method of Assessing Effectiveness through Dedesignation of One Hedging Relationship and the Designation of a New One a Change in Accounting Principle? Specifically, Fifth Third is modifying its method of assessing effectiveness and it believes the mechanism provided in SFAS 133 to accomplish that change is the de-designation of the original hedging relationship and the designation of a new hedging relationship that incorporates the changes. Fifth Third de-designated this hedging relationship effective May 24, 2006. Fifth Third completed the documentation for its re-designation effective June 20, 2006. During the period from May 24, 2006 through June 19, 2006, Fifth Third will account for the interest rate swap as a free-standing derivative. The fair value of the interest rate swap related to its trust preferred hedging strategy was $8.6 million as of June 20, 2006. Fifth Third’s prospective assessment of effectiveness included a review of the terms of the hedging instrument and the hedged item. This review indicated the terms of the hedging instrument and of the hedged item that impact the hedged risk are the same and contain mirrored call provisions. Additionally, in order to demonstrate its prospective expectation that the hedging relationship will be highly effective in achieving offsetting changes in the fair value of the fixed-rate trust preferred securities due to changes in the benchmark interest rate, Fifth Third has prepared a retrospective assessment of effectiveness using the cumulative dollar offset method. In its analysis Fifth Third has utilized an independent external valuation for its interest rate swap as well as an internally maintained purchased software valuation model for its trust preferred security obligation. The valuations include consideration of the call and deferral options and utilize differing discount rates consistent with the credit risk concept discussed in paragraph 70 of SFAS 133. Based on the results of this retrospective analysis, the hedging relationship would have been highly effective on a historical basis within a band of approximately 102% to 110%. Fifth Third expects the hedging relationship to continue to be highly effective on a prospective basis and accordingly will record all resulting ineffectiveness to current period earnings as a component of interest expense under the long-haul method.

We certainly welcome any additional questions you may have about the responses and if you should require any further clarification, please do not hesitate to call David DeBrunner, Senior Vice President and Controller, at (513) 534-6828 or Robert Cafera, Vice President and Assistant Controller, at (513) 534-6662.

Sincerely,

/s/ Christopher Marshall
Christopher Marshall
Executive Vice President and Chief Financial Officer

cc:	Ms. Margaret Fitzgerald
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mail Stop 4561

Deloitte & Touche LLP
Graydon Head & Ritchey LLP